ANNA PAGLIA

312.781.7163

anna.paglia@klgates.com

Direct Fax:  312.827.8062

March 31, 2010

VIA EDGAR

Mrs. Patricia Williams

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761

Dear Mrs. Williams:

This letter responds to the comments you conveyed to me via telephone on February 23, 2010 regarding post-effective amendment no. 16 to the registration statement under the Securities Act of 1933, as amended, which is amendment no. 17 to the registration statement under the Investment Company Act of 1940, as amended, of Keeley Funds, Inc. (the “Company”) to register a new series of the Company to be designated Keeley Alternative Value Fund (the “Fund”).  For convenience, each of your comments, as we understood them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure in bold to show changes from original post-effective amendment filed on January 8, 2010.

Although not specifically requested, all missing data and information in the January 8th filing not otherwise mentioned will be incorporated into the next post-effective amendment.

Registration Statement. Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in the post-effective amendment.

Prospectus

1.                                      Comment:             Cover Page: Please include a reference to the different share classes offered by the Fund and their ticker symbols.

Response:                                        Agreed.  The cover page has been revised accordingly.

2.                                      Comment:             Page 2 of the Summary Section:

•      Please add a reference to the share classes and their ticker symbols.

•      Please move the first sentence of footnote (a) into a parenthetical in the Expense Table; delete the rest.

•      Please delete footnote (b) entirely, and replace it with the statement “Other Expenses include estimated expenses.”

•      Please delete footnote (c) entirely.

•      Please amend footnote (d) to clarify who can discontinue the expense waiver agreement and under what circumstances.

Response:                                        Agreed.  Page 2 of the Summary Section has been revised accordingly.

3.                                      Comment:             Page 3 of the Summary Section: Please explain the significance of the designation “Alternative” in the Fund’s name and explain how this designation is reflected in the Fund’s investment strategy.

Response:              Agreed.  We included the following opening sentence in the section “Principal Investment Strategies and Policies:”

“The Fund is an alternative investment vehicle within the Keeley Funds family since, unlike the other Funds, it is primarily designed to provide downside market protection through the use of hedging strategies.  Please see the section “Investment Principles and Strategies for the Fund” below for a description of the different hedging strategies that the Fund may employ to achieve its investment objectives.”

4.                                      Comment:             Pages 3 and 4 of the Summary Section: Please provide a shorter summary of the sections “Investment Principles and Strategies for the Fund” and “Main Risks.”

Response:                                        Agreed.  We have revised the above sections as follows:

“Investment Principles and Strategies for the Fund

The Adviser focuses the equity portion of the Fund on particular kinds of undervalued stocks, and attempts to concentrate on identifying companies going through major changes (corporate restructuring), including: corporate spin-offs (tax-free distributions of a parent company’s division to shareholders); financial restructuring, including acquisitions, recapitalizations and companies emerging from bankruptcy; companies selling at or below actual or perceived book value; savings and loan and insurance conversions; and distressed utilities.  Current dividend or interest income is not a factor for the Fund when choosing securities.  It is the Adviser’s intention typically to hold equity securities for more than two years to allow the corporate restructuring process to yield results.  But, the Adviser may sell these securities when a more attractive opportunity emerges, when a company becomes overweighted in the portfolio, or when operating difficulties or other circumstances make selling desirable.

Broadmark will assess overall stock market risk by monitoring such factors as monetary policy, valuation analysis, investor sentiment and momentum.  The Fund may be suitable for the more aggressive section of an investor’s portfolio.  The Fund is designed for people who want to grow their capital over the long-term and who are comfortable with possible frequent short-term changes in the value of their investment.  An investment in the Fund should not be considered a complete investment program.

MAIN RISKS

The Fund is subject to the typical risks of equity investing, including loss of money, company specific risks, the effects of interest rate fluctuations, investor psychology and other factors.  The value of your investment will increase or decrease so your shares may be worth more or less money than your original investment.

Investing in companies emerging from bankruptcy presents special risks, since these companies often are subject to specific plans imposed by their lenders that they must meet in a fairly short time frame.  In addition, such companies must overcome the negative perceptions resulting from a previous bankruptcy.  Generally, companies going through corporate restructuring are more likely than others to remain undervalued.  Investing in small and mid-cap securities presents more risk than investing in large-cap or more established company securities.  Small and mid-cap companies often have more limited resources and greater variation in operating results, leading to greater price volatility.  Trading volumes may be lower, making such securities less liquid.

Because of its hedging strategy, the Fund is subject to the increased risks associated with investments in put and call options, in futures, in derivatives and, in general, in synthetic instruments.  Also, the Fund is subject to risks associated with short sales, investments in ETFs and ETNs and, in general, liquidity risks.”

5.                                      Comment:             Page 4 of the Summary Section: Please disclose in the investment strategy section that the Fund will invest in companies emerging from bankruptcies.

Response:             Agreed. Please see the revised disclosure in response to Comment 4.

6.                                      Comment:             Please confirm that any affiliated fund fees and expenses have been calculated in the Expense Table.

Response:             We hereby confirm that any affiliated fund fees and expenses have been calculated in the Expense Table.

7.                                      Comment:             Page 4 of the Summary Section: Please explain the statement “Purchasing put and call options . . . entail greater than ordinary investment risk.”

Response:                                        The statement was removed and it was replaced with the revised disclosure provided in response to Comment 4.

8.                                      Comment:             Page 4 of the Summary Section: Please divide the section “Portfolio Management” into two separate headings: “Investment Adviser” and “Portfolio Manager(s).”

Response:                                        Agreed.  Page 4 of the Summary Section has been revised as follows:

“MANAGEMENT

Investment Adviser — The investment adviser for the Fund is Keeley Asset Management Corp. (the “Adviser”), 401 South LaSalle Street, Suite 1201, Chicago, IL 60605.  The Adviser supervises, administers and continuously reviews the Fund’s investment program, following policies set by the Company’s Board of Directors.  The Adviser has selected, and the Board of Directors has approved, Broadmark as sub-adviser for the Fund.  Broadmark, 12 East 52nd St., 3rd Floor, New York, New York, is a Delaware limited liability company that is registered as an investment adviser with the SEC pursuant to the Investment Advisers Act of 1940, as amended.

Portfolio Manager — John L. Keeley, Jr. is the Portfolio Manager for the Fund and is primarily responsible for its day-to-day management.  Mr. J. Keeley has been Portfolio Manager for the Fund since its inception.  The SAI provides additional information about Mr. J. Keeley’s compensation, other accounts that he manages, and his ownership of securities in the Fund.”

Investment Professional of Sub-Adviser — Christopher J. Guptill is the Chief Executive Officer, and has been the Chief Investment Officer, of Broadmark since its inception in 1999.  He is primarily responsible for managing the market risk of the Fund.

9.                                      Comment:             Page 4: Please revise the paragraph “Purchase and Sale of Fund Shares” as follows:

•      First paragraph: Please delete the last sentence.

•      Second paragraph: Please delete the sentence beginning with “Class I Shares [ . . . ]”

•      Third paragraph: Please move the first sentence at the end of the first paragraph.

•      Third paragraph: Please delete the sentence beginning with “However, if [ . . . ]”

Response:              Agreed.  The paragraph “Purchase and Sale of Fund Shares” has been revised as follows:

“You can buy or sell the Fund’s shares directly from the Distributor, or from selected broker/dealers, financial institutions and other service providers.  Please contact the Transfer Agent at 1-888-933-5391 if you need additional assistance when completing your Application.  There is no minimum holding requirement nor minimum amount requested to redeem your shares.

The minimum initial investment for the Class A Shares of the Fund is $2,500, and the minimum for additional investments in the Fund is $50 and is subject to change at any time.  The Distributor may waive the minimum initial investment to establish certain Class A Share accounts.  The minimum initial investment for Class I Shares of the Fund is $1 million, and the minimum for additional investments is $10,000 and is subject to change at any time.  The Distributor may waive the minimum initial investment to establish certain Class I Share accounts.”

10.                               Comment:             Page 7: Please amend the section “Investment Objective” to indicate whether the Fund’s investment objective is fundamental.

Response:              Agreed.  The section “Investment Objective” has been revised to state that the Fund’s investment objectives are not fundamental and can be changed by the Board of Directors without a vote of the shareholders.

11.                               Comment:             Page 7: Please explain the statement according to which the Fund seeks to earn “a positive total return . . . ”

Response:              Agreed.  The opening statement of the section “Investment Objective” on page 7 has been revised as follows:

“The KEELEY Alternative Value Fund (the “Fund”) seeks to achieve long-term capital appreciation, and to protect capital during adverse market conditions.”

Comment:             Page 9.  Please change the termination date of the expense waiver to April 1, 2011 in the section “Management,” second paragraph, third line.

Response:              Agreed. Page 9 has been amended accordingly.

12.                               Comment:                                    Page 10: Please amend the third paragraph of the section “How Shares are Priced” to state that the NAV “is calculated daily and the price at which a purchase or redemption is effected is based on the next calculation of the NAV after the order is placed.”

Response:              Agreed.  Page 10 has been revised accordingly.

14.                               Comment:             Page 21: Please amend the second paragraph, third line to state that “gross expenses” may be higher than 1.89% and 1.64% for Class A and Class I.

Response:              Agreed.  Page 21 has been revised accordingly.

15.                               Comment:                                     Once the Fund acquires the predecessor fund’s performance, please move the first paragraph of page 21 before the Return Table to summarize the relationship between the Fund and the predecessor fund and state the reasons why the Fund acquired the performance of the predecessor fund.

Response:              Agreed.  The Total Returns table will be amended in accordance with your comments at the next annual update for the Fund.

16.                               Comment:                                     Please amend the Total Returns table on page 21 as follows:

•      Delete the first two footnotes;

•      Delete the third footnote and add a statement in a parenthetical in the table, next to the name of the market index, stating “reflects no deduction for fees, expenses and taxes.”

Response:              Agreed.  Page 21 has been revised accordingly.

Statement of Additional Information

1.                                      Comment:             Page 1: Please include a reference to the different share classes offered by the Fund and the ticker symbols.

Response:             Agreed.  Page 1 has been revised accordingly.

2.                                      Comment:                                  If applicable, include conforming changes after the amendments to the Prospectus have been implemented.

Response:             Agreed. The Statement of Additional Information has been amended as follows:

•                                          Page 3: The section “General Information and History” has been revised to include the following paragraph:

“The Fund is an alternative investment vehicle within the Keeley Funds family since, unlike the other Funds, it is primarily designed to provide downside market protection through the use of hedging strategies.  Please see the section “Investment Strategies” below for a description of the different hedging strategies that the Fund may employ to achieve its investment objectives.”

•                                          Page 3: The section “Investment Objective” has been revised as follows:

“The KEELEY Alternative Value Fund (the “Fund”) seeks to achieve long-term capital appreciation, and to protect capital during adverse market conditions.  The Fund’s investment objectives are not fundamental and can be changed by the Board of Directors without a vote of the shareholders.”

•                                          Page 3: The Section “Investment Strategies” has been revised to add the following disclosures at the end of the first paragraph:

“The Adviser focuses the equity investments of the Fund on particular kinds of undervalued stocks, and attempts to concentrate on identifying companies going through major changes (corporate restructuring), including: corporate spin-offs (tax-free distributions of a parent company’s division to shareholders); financial restructuring, including acquisitions, recapitalizations and companies emerging from bankruptcy; companies selling at or below actual or perceived book value; savings and loan and insurance conversions; and distressed utilities.  Current dividend or interest income is not a factor for the Fund when choosing securities.”

*              *              *

We believe that this information responds to all of your comments.  Please call me at (312) 781-7163 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Anna Paglia
Anna Paglia

Copy to: Robert Kurinsky, Esq.

March 31, 2010

VIA EDGAR

Mrs. Patricia Williams

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761

On behalf of Keeley Funds, Inc. (the “Company”), we hereby make the following representations:

(i)                                   the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)                                Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(iii)                             the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEELEY FUNDS, INC.

By:	/s/ Robert Kurinsky
Name:	Robert Kurinsky
Title:	Secretary